UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ESSA PHARMA INC.
(Name of Issuer)
Common Shares
(Title of Class of Securities)
29668H104
(CUSIP Number)
Marianne D. Sadar Suite 720, 999 West Broadway, Vancouver, British Columbia, Canada, V5Z 1K5 Tel: (778) 331-0962 Facsimile: (604) 738-4080
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 21, 2016
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29668H104
(1)	NAME OF REPORTING PERSON: Marianne D. Sadar
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS OO
(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 2,889,296
	(8)	SHARED VOTING POWER 0 (1)
	(9)	SOLE DISPOSITIVE POWER 2,889,296
	(10)	SHARED DISPOSITIVE POWER 0 (1)
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,889,296 (1)
(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.86%
(14)	TYPE OF REPORTING PERSON IN

(1)
The Reporting Person is party to a certain agreement with the Separately Filing Group Members (as defined in this Schedule 13D), which agreements contain, among other things, certain voting agreements and limitations on the sale of the Reporting Person’s common shares.  As a result, the Reporting Person may be deemed to be a member of a “group,” within the meaning of Section 13(d)(3) of the Act, comprised of the Reporting Person and the Separately Filing Group Members. Shares listed as beneficially owned by the Reporting Person exclude shares held by any of the Separately Filing Group Members, in each case as to which the Reporting Person disclaims beneficial ownership.

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on January 25, 2016 (the “Original Schedule 13D” and together with this Amendment No. 1, the “Schedule 13D” or “13D”) as a result of a transaction on March 21, 2016, as further described herein.  Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D.  This Amendment No. 1 amends Items 5, 6 and 7 as set forth below.

Item 5. Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)
See Line 13 of the cover sheets and the footnotes thereto.  The percentage is calculated based on 29,075,889 Shares being deemed issued and outstanding (based upon information provided by the Issuer) which consists of: (i) 29,075,889 Shares that are issued and outstanding, and (ii) an aggregate of 300,000 Shares issuable upon exercise of options held by the Reporting Person that are exercisable within 60 days of January 14, 2016.

(b)
Schedule A attached to this Schedule 13D sets forth, as of the date hereof, the number of Shares owned and the percentage of Shares as calculated in accordance with Rule 13d-3(d)(1) promulgated under the Act.  All information with respect to the Separately Filing Group Members is based solely on the information contained in the Schedule 13Ds filed by the Separately Filing Group Members or on information provided separately to the Reporting Person by the Issuer.

(c)	Information concerning transactions in the Shares during the preceding 60 days is set forth in the table below.

Trade Date	Shares Purchased (Sold)	Price Per Share
01/29/2016	106,862	CD$0.50
03/21/2016	(370,566)	US$3.00

On January 29, 2016, the Reporting Person exercised options to purchase 106,862 Shares at an exercise price of US$0.50 per Share using a cashless exercise method.

On March 21, 2016, the Reporting Person sold 370,566 Shares to Eventide Funds at a price of US$3.00 per Share as part of a secondary offering by certain stockholders of the Issuer. The Issuer did not receive any proceeds from the transaction. On closing, the Reporting Person entered into a lock-up agreement with the Issuer, pursuant to which the Reporting Person will be prohibited from selling any Shares currently held until the occurrence of certain prescribed events ending, at the latest, on December 31, 2016.

(d)
No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares reported on this Schedule 13D owned by the Reporting Person.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

Voting Agreement

In connection with a private placement financing led by Clarus Lifesciences, a new investor in the Issuer, the Reporting Person entered into a Voting Agreement, dated as of January 14, 2016, by and among Clarus Lifesciences III, L.P. (“Clarus”), Marianne D. Sadar, Raymond J. Andersen, Robert W. Rieder and Richard M. Glickman (the “Voting Agreement”).  The Voting agreement requires that Dr. Glickman, Dr. Sadar, Dr. Andersen and Mr. Rieder (collectively, the “Major Shareholders”), who in the aggregate control approximately 9,482,800 Shares of the Issuer constituting 41.9% of the issued and outstanding Shares on a non-diluted basis, vote against certain change of control transactions, unless Clarus consents otherwise, and support Clarus’ nominees to the board of directors of the Issuer. Under the Voting Agreement, the Major Shareholders will be prohibited from transferring 50% of the Shares held by them on the effective date of the Voting Agreement, with limited exceptions. The provisions of the Voting Agreement relating to change of control transactions and non-transferability of Shares will expire, at the latest, upon the six-month anniversary of the public release of the results of the completed Phase 2 portion of the Phase 1/ 2 clinical trial of EPI-506 by the Issuer or the public release of the results of the completed Phase 2 portion of an alternative program that is approved by the board of directors of the Issuer and the provisions relating to the Clarus nominees will continue for so long as Clarus is entitled to nominate directors to the Issuer’s board of directors.

Lock-Up Agreement

In connection with the sale by the Reporting Person of 370,566 Shares to Eventide Funds on March 21, 2016, the Reporting Person entered into an agreement (the “Lock-Up Agreement”) with the Issuer that the Reporting Person will not, subject to limited exceptions, directly or indirectly dispose of Shares held by the Reporting Person without the prior written consent of the Issuer until the earlier occurrence of certain prescribed events ending, at the latest, on December 31, 2016.

Item 7. Material to Be filed as Exhibits

Exhibit 1:
Voting Agreement, dated as of January 14, 2016, by and among Clarus Lifesciences III, L.P., Marianne D. Sadar, Raymond J. Andersen, Robert W. Rieder and Richard M. Glickman (incorporated by reference to Exhibit 1 to the Reporting Person’s Schedule 13D filed on January 25, 2016)

Exhibit 2:	Form of Lock-Up Agreement by and between Reporting Person and Issuer (attached herewith).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 25, 2016

By:	/s/ Marianne D. Sadar
Name:	Marianne D. Sadar

Schedule A

Certain information relating to the Separately Filing Group Members (1)

Separately Filing Group Member
Outstanding shares
Beneficial ownership and voting % of outstanding shares

Raymond J. Andersen
3,199,434 shares*
10.85%

Richard M. Glickman
812,500 shares**
2.79%

Robert W. Rieder
2,374,438 shares***
8.12%

Clarus Lifesciences III, L.P.
5,303,030 shares****
16.44%

* Calculation of beneficial ownership percentage includes 300,000 options to purchase Shares.
** Calculation of beneficial ownership percentage includes 100,000 Shares owned by Dr. Glickman’s spouse and 37,500 options to purchase Shares.
*** Calculation of beneficial ownership percentage includes 31,250 Shares owned by Mr. Rieder’s spouse and 150,000 options to purchase Shares.
**** Calculation of beneficial ownership percentage includes 3,181,818 Shares issuable upon exercise of warrants.

(1) See the Schedule 13D (or an amendment thereto to the extent any material change in the facts set forth in any Schedule 13D previously filed by any Separately Filing Group Member has occurred) filed, or that the Reporting Person anticipates will be filed, separately by each Separately Filing Group Member, which includes, or will include, information regarding the filer's jurisdiction of organization, principal business, and address of principal office.

EXHIBIT 2

LOCK-UP AGREEMENT

________________, 2016

To:	ESSA Pharma Inc. (the “Company”)

Re:
Lock-up in connection with Subscription Agreements dated _____________________, 2016 between the Company and each of Mutual Fund Series Trust, on behalf of Eventide Gilead Fund, and Mutual Fund Series Trust, on behalf of Eventide Healthcare & Life Sciences Fund (the “Purchasers”)

In consideration of the sale of Common Shares by the undersigned to the Purchasers as facilitated by the Company, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the undersigned hereby agrees that during the period (the “Lock-up Period”) commencing on the date hereof and ending on the earlier of

(i)
the date on which the Company completes financings of Common Shares for aggregate gross proceeds to the Company of greater than or equal to US$10 million, excluding the purchase of Common Shares by the Purchasers from the Company on the date hereof,

(ii)
the 90th day following the public release of the Company’s decision to have a Phase 2 portion of the Phase 1/2 clinical trial of EPI-506 or the public release of the Company’s decision to have a Phase 2 portion of an alternative program that is approved by the board of directors of the Company, and

(iii)	December 31, 2016,

the undersigned will not, directly or indirectly, offer, issue, sell, grant any option to purchase, secure, pledge, or otherwise transfer, dispose of or monetize, or engage in any hedging transaction, or enter into any form of agreement or arrangement the consequence of which is to alter economic exposure to, or announce any intention to do so, in any manner whatsoever, any Common Shares and/or securities convertible into, exchangeable for, or otherwise exercisable to acquire Common Shares or other equity securities of the Company (collectively, the “Undersigned’s Securities”), without the prior written consent of the Company, such consent to be in the absolute discretion of the Company.

The restrictions contained herein shall not apply in respect of (a) transfers to affiliates of the undersigned, any immediate family members of the undersigned, or any company, trust or other entity owned by or maintained for the benefit of the undersigned, (b) transfers occurring by operation of law or in connection with transactions arising as a result of the death or incapacitation of the undersigned, or (c) pledges of the Undersigned’s Securities as security for bona fide indebtedness of the undersigned; provided, in each of (a), (b) and (c), that any such transferee shall first execute a lock-up agreement in substantially the form hereof which lock-up agreement shall remain in force until the remainder of the Lock-up Period, (d) the exercise, by the undersigned, of stock options and other similar issuances pursuant to the share incentive plan of the Company and other share compensation arrangements, or (e) transfers made pursuant to a bona fide take-over bid made to all holders of Common Shares or similar acquisition transaction provided that in the event that the take-over or acquisition transaction is not completed, any securities shall remain subject to the restrictions contained in this Agreement.

For greater certainty, any securities received upon exercise of options granted to the undersigned will also be subject to this Agreement. Any securities acquired by the undersigned in the open market will not be subject to this Agreement.

In furtherance of the foregoing, the Company and its transfer agent and registrar are hereby authorized to decline to make any transfer of the Undersigned’s Securities if such transfer would constitute a violation or breach of this Agreement.

Concurrently with the execution of this Agreement, the undersigned acknowledges and agrees that Computershare Investor Services Inc. (“Computershare”), the transfer agent in respect of the Common Shares of the Company, shall affix a notation in its direct registration system, in respect of each Common Share held by the undersigned, referencing the transfer restrictions contained in this Agreement or, in the event that any Common Shares held by the undersigned are evidenced by share certificates, Computershare shall affix a legend referencing the transfer restrictions contained in this Agreement on such share certificates. The undersigned covenants to cooperate in all respects in order to assist Computershare in affixing such notations or legends as described herein.

The undersigned acknowledges that any failure to comply with the terms of this Agreement would result in harm to the Company and may result in the Company taking legal action.

The undersigned has good and marketable title to the Undersigned’s Securities. The undersigned further understands that this Agreement is irrevocable and shall be binding upon the undersigned’s legal representatives, successors, and permitted assigns, and shall enure to the benefit of the Company and its legal representatives, successors and permitted assigns.

This Agreement will be governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

This agreement may be executed by facsimile, PDF or other electronic signature, which shall be effective as original signatures.

[Remainder of page intentionally left blank.]

DATED as of the date first set out above.

NAME OF SECURITYHOLDER: Marianne Sadar

____________________________________________ (Signature of Securityholder)	____________________________________________ (Signature of Witness)
Type of securities owned:

Number of securities owned:

* * * * * *

The Company hereby acknowledges this lock-up agreement this ____ day of ________________, 2016.

ESSA PHARMA INC.

By:
Authorized Signing Officer

Lock-Up Agreement